03011844

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 51301

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

RECEIVED MAR 05 2003 187 PROCESSING SECTION

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CPIBD LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

599 Lexington Avenue, 38th Floor
(No. and Street)

New York (City) NY (State) 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Lorraine Costello 212-702-8645
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG
(Name – *if individual, state last, first, middle name*)

345 Park Avenue (Address) NY (City) NY (State) 10154 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 24 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

MAR 21 2003

OATH OR AFFIRMATION

I, Lorraine Costelloe, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CPIBD, LLC, as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

KATHRYN V. HILSDORF
Notary Public, State Of New York
No. 01HI6040812
Qualified In Queens County
Commission Expires May 5, 2006

Kathryn V. Hilsdorf
Notary Public

[signature]
Signature

CFO
Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☑ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CPIBD LLC
599 Lexington Avenue
New York, NY 10022
Telephone: (212) 702-9800
Fax: (212) 702-8656

KPMG LLP
345 Park Avenue
New York, NY 10154
AddressLine2

February 26, 2003

Ladies and Gentlemen:

We are providing this letter in connection with your audit of the balance sheet of CPIBD, LLC, as of December 31, 2002, and the related statements of operations, changes in member's capital, and cash flows for the year then, for the purpose of expressing an opinion as to whether these financial statements present fairly, in all material respects, the financial position of CPIBD, LLC, and the results of its operations, and its cash flows in conformity with accounting principles generally accepted in the United States of America.

Certain representations in this letter are described as being limited to matters that are material. Items are considered material, regardless of size, if they involve an omission or misstatement of accounting information that, in the light of surrounding circumstances, makes it probable that the judgment of a reasonable person relying on the information would be changed or influenced by the omission or misstatement.

We confirm, to the best of our knowledge and belief, the following representations made to you during your audit:

1. The financial statements referred to above are fairly presented in conformity with accounting principles generally accepted in the United States of America.

2. We have made available to you:

    a. All financial records and related data.

    b. All minutes of the meetings of stockholders, directors, and committees of directors, or summaries of actions of recent meetings for which minutes have not yet been prepared.

3. There have been no:

   a. Instances of fraud[1], whether or not material, involving management or other employees who have a significant role in internal controls.

   b. Instances of fraud involving others that could have a material effect on the financial statements.

   c. Communications from regulatory agencies concerning noncompliance with, or deficiencies in, financial reporting practices.

   d. Violations or possible violations of laws or regulations, the effects of which should be considered for disclosure in the financial statements or as a basis for recording a loss contingency.

   e. Allegations, either written or oral, of misstatements or other misapplications of accounting principles in the Company's financial statements that have not been disclosed to you in writing.

   f. Allegations, either written or oral, of deficiencies in internal control that could have a material effect on the Company's financial statements that have not been disclosed to you in writing.

   g. False statements affecting the Company's financial statements made to you, our internal auditors, or other auditors who have audited entities under our control upon whose work you may be relying in connection with your audits.

4. There are no significant deficiencies in the design or operation of internal controls which could adversely affect the Company's ability to record, process, summarize and report financial data, and we have identified no material weaknesses in internal controls[2]

5. There are no:

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[1] We understand that the term "fraud" includes misstatements arising from fraudulent financial reporting and misstatements arising from misappropriation of assets. Misstatements arising from fraudulent financial reporting are intentional misstatements, or omissions of amounts or disclosures in financial statements to deceive financial statement users. Misstatements arising from misappropriation of assets involve the theft of an entity's assets where the effect of the theft causes the financial statements not to be presented in conformity with accounting principles generally accepted in the United States of America.

[2] We interpret "significant deficiencies in the design or operation of internal controls" to be consistent with the concept of a "reportable condition," defined under standards established by the American Institute of Certified Public Accountants. Such standards define a "reportable condition" as a significant deficiency in the design or operation of internal control that could adversely affect the entity's ability to initiate, record, process, and report financial data consistent with the assertions of management in the financial statements. We understand that the term "material weakness in internal control" is a reportable condition for which the design or operation of one or more internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that could be material in relation to the financial statements may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions.

a. Unasserted claims or assessments that our lawyer[s] has [have] advised us are probable of assertion and must be disclosed in accordance with Statement of Financial Accounting Standards (SFAS) No. 5, *Accounting for Contingencies.*

b. Other liabilities or gain or loss contingencies that are required to be accrued or disclosed by SFAS No. 5.

c. Material transactions that have not been properly recorded in the accounting records underlying the financial statements.

d. Events that have occurred subsequent to the statement of financial position date and through the date of this letter that would require adjustment to or disclosure in the financial statements.

6. There are no uncorrected financial statement misstatements.

7. The following have been properly recorded or disclosed in the financial statements:

a. Related party[3] transactions and related amounts receivable or payable, including sales, purchases, loans, transfers, leasing arrangements, and guarantees.

b. Guarantees, whether written or oral, under which the Company is contingently liable.

c. Significant estimates and material concentrations[4] known to management that are to be disclosed in accordance with the AICPA's Statement of Position (SOP) 94-6, *Disclosure of Certain Significant Risks and Uncertainties.*

d. Off-balance sheet activities, including non-consolidation and revenue recognition. Specifically, for those off-balance sheet activities in which the Company is a sponsor or transferor, the majority owners of the off-balance sheet vehicle are independent third parties who have made and maintained a

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[3] We understand that the term "related party" refers to affiliates of the enterprise; entities for which investments are accounted for by the equity method by the enterprise; trusts for the benefits of employees, such as pension and profit-sharing trusts that are managed by or under the trusteeship of management; principal owners of the enterprise; its management; members of the immediate families of principal owners of the enterprise and its managements; and other parties with which the enterprise may deal if one party controls or can significantly influence the management or operating policies of the other to an extent that one of the transacting parties might by prevented from fully pursuing its own separate interests. Another party also is a related party if it can significantly influence the management or operating policies of the transacting parties or if it has an ownership interest in one of the transacting parties and can significantly influence the other to an extent that one or more of the transacting parties might be prevented from fully pursuing its own separate interests.

[4] Significant estimates are estimates at the balance sheet date which could change materially within next year. Concentrations refer to volumes of business, revenues, available sources of supply, or markets or geographic areas for which it is reasonably possible that events could occur which would significantly disrupt normal finances within the next year. Concentrations include material sources of financing, including off-balance sheet arrangements and transactions with unconsolidated, limited purpose entities, and contingencies inherent in the arrangements, that are reasonably likely to affect the continued availability of liquidity and financing.

substantive capital investment in the vehicle, control the vehicle and have substantive risks and rewards of the assets of the vehicle, including residuals.

e. Significant common ownership or management control relationships requiring disclosure.

8. The Company has:

a. Satisfactory title to all owned assets, and there are no liens or encumbrances on such assets nor has any asset been pledged as collateral.

b. No plans or intentions that may materially affect the carrying value or classification of assets and liabilities.

c. No securities or investments not readily marketable owned by the Company or borrowed under subordination agreements.

d. No capital withdrawals anticipated within the next six months.

e. Complied with all aspects of contractual agreements that would have a material effect on the financial statements in the event of noncompliance.

f. No borrowings or claims that were unconditionally subordinated to all claims or general creditors pursuant to a written agreement except as disclosed in the financial statements or notes thereto.

9. The following information about financial instruments with off-balance-sheet risk and financial instruments with concentrations of credit risk has been properly disclosed in the financial statements:

a. Extent, nature, and terms of financial instruments with off-balance-sheet risk;

b. The amount of credit risk of financial instruments with off-balance-sheet credit risk and information about the collateral supporting such financial instruments; and

c. Significant concentrations of credit risk arising from all financial instruments and information about the collateral supporting such financial instruments.

10. Customers' debit balances, brokers' debit balances, and other accounts receivable are valid receivables and appropriate provisions have been made for losses that may be sustained on uncollectible receivables.

11. All regulatory examination reports, correspondence, and similar materials from applicable regulatory agencies have been provided to you.

12. The Company at December 31, 2002, had:

a. All securities exchange memberships recorded on the books.

b. All participation in joint accounts carried by others properly recorded.

c. No material unrecorded assets or contingent assets, such as claims relating to buy-ins, unfulfilled contracts, and so forth, whose value depends on the fulfillment of conditions regarded as uncertain.

d. No open contractual commitments other than those appearing on the memo books and records: for example, when-distributed and delayed delivery contracts, underwritings and when-issued contracts, endorsements or put and calls, and commitments in foreign currencies and spot (cash) commodity contracts.

e. Established a reserve for dividends and transfer items and security differences that is adequate to cover any anticipated losses in connection with short securities that may have to be covered or claims arising from the liquidation of long securities.

13. The Company is responsible for determining the fair value of financial instruments as required by SFAS No. 107, *Disclosures about Fair Value of Financial Instruments*. The amounts disclosed represent the Company's best estimate of fair value of financial instruments required to be disclosed under the Statement (and other assets or liabilities, if separately disclosed). The Company also has disclosed the methods and significant assumptions used to estimate the fair value of its financial instruments.

14. There are no material weaknesses or inadequacies at December 31, 2002 or during the period January 1, 2002, to February 26, 2003, in internal control and control activities, and the procedures for safeguarding securities, and the practices and procedures followed:

a. In making periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e).

15. Net capital computations, prepared by the Company during the period January 1, 2002, through February 26, 2003, indicated that the Company was in compliance with the requirements of Rule 15c3-1 (and the applicable exchange requirements) at all times during the period.

Further, we acknowledge that we are responsible for the fair presentation in the financial statements of financial position, results of operations, and cash flows in conformity with accounting principles generally accepted in the United States of America.

Very truly yours,

CPIBD, LLC

Name
Chief Executive Officer

Name
Chief Financial Officer

345 Park Avenue
New York, NY 10154

Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5

The Board of Directors
and Member of CPIBD, LLC:

In planning and performing our audit of the financial statements of CPIBD, LLC (the "Company") for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by Rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the board of governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates, and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

KPMG

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002 to meet the SEC's objectives.

This report is intended solely for the information and use of the board of directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

New York, New York
February 26, 2003

CPIBD, LLC

Financial Statements and
Supplementary Information

December 31, 2002

(With Independent Auditors' Report Thereon)

KPMG

345 Park Avenue
New York, NY 10154

Independent Auditors' Report

The Board of Directors
and Member of CPIBD, LLC:

We have audited the accompanying balance sheet of CPIBD, LLC as of December 31, 2002, and the related statements of operations, changes in member's capital, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of CPIBD, LLC as of December 31, 2002, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information included in Schedules 1 and 2 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

New York, New York
February 26, 2003

CPIBD, LLC

Balance Sheet

December 31, 2002

Assets

		2002
Cash	$	20,770
Total assets	$	20,770
Liabilities and Member's Capital		
Payables and accrued expenses	$	3,500
Total liabilities		3,500
Member's capital		17,270
Total member's capital		17,270
Total liabilities and member's capital	$	20,770

See accompanying notes to financial statements.

CPIBD, LLC

Statement of Operations

Years ended December 31, 2002

		2002
Revenue	$	—
Expenses:		
Legal and professional fees		3,120
Other expenses		1,828
Net loss	$	4,948

See accompanying notes to financial statements.

CPIBD, LLC

Statement of Changes in Member's Capital

Years ended December 31, 2001 and 2002

		2002
Member's capital at beginning of year	$	17,218
Capital contributions by member		5,000
Net loss		(4,948)
Member's capital at the end of year	$	17,270

See accompanying notes to financial statements.

CPIBD, LLC

Statement of Cash Flows

Year ended December 31, 2002

		2002
Cash flow from operating activities:		
Net loss	$	(4,948)
Adjustments to reconcile net loss to net cash used for operating activities:		
Increase (decrease) in payables and accrued expenses		(10,063)
Net cash used for operating activities		(15,011)
Cash flow from financing activities:		
Capital contribution by member		5,000
Net increase (decrease) in cash		(10,011)
Cash at beginning of year		30,781
Cash at end of year	$	20,770
Supplemental disclosures:		
Cash paid during the period for taxes	$	—
Cash paid during the period for interest		—

See accompanying notes to financial statements.

CPIBD, LLC

Notes to Financial Statements

December 31, 2002

(1) Organization and Nature of Business

CPIBD, LLC (the Company) is a wholly owned subsidiary of Compass Partners International, LLC (CPI). The Company is a Delaware Limited Liability Corporation and a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc. (NASD).

The Company's business activities are to facilitate transfers of securities initiated by affiliated companies. No such transactions have occurred during the reporting periods.

(2) Significant Accounting Policies

The financial statements are presented for the Company in accordance with accounting principles generally accepted in the United States of America.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash is held in the bank in a demand deposit account. Book value is considered to equal fair market value.

(3) Income Taxes

As a single-member limited liability corporation the Company is not subjected to Federal, State or local income taxes. All taxable items of income, expense, gain, and loss pass through to its parent, CPI. For this reason the Company does not accrue for income taxes.

(4) Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital, as defined, equal to the greater of $5,000 or 6-2/3% of aggregate indebtedness. At December 31, 2002, the Partnership had net capital of $17,270, which was $12,270 in excess of its required net capital of $5,000.

The Company is exempt from Rule 15c3-3.

(5) Related Party

The parent, CPI, absorbs certain indirect administrative costs on behalf of the Company. Direct costs incurred have been expensed in the statement of operations. These expenses were funded by additional capital contributed by the parent.

Schedule 1

CPIBD, LLC

Computation of Net Capital under Rule 15c3-1
of the Securities and Exchange Commission

December 31, 2002

Net member's capital	$	17,270
Total capital		17,270
Deductions or charges		—
Net capital before haircuts on securities positions		17,270
Haircuts on securities positions		—
Net capital		17,270
Computation of minimum net capital requirement 6-2/3% of aggregate indebtedness (or $5,000 if greater), pursuant to Rule 15c3-1 prepared as of the date of net capital computation		5,000
Excess net capital	$	12,270
Aggregate indebtedness	$	3,500
Statement Pursuant to 17a5(d)(4)		
Percentage of aggregate indebtedness to net capital		20%

There are no material differences between the above computation and the computation included in the Company's unaudited FOCUS Report as of December 31, 2002.

See accompanying independent auditors' report.

Schedule 2

CPIBD, LLC

Computation for Determination of Reserve
Requirements and Information Relating to
Possession or Control Requirements under
Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2002

The Company is exempt from the provisions of Rule 15c3-3 as the Company's activities are limited to those described under Subparagraph (k)(2)(ii) of that Rule.

See accompanying independent auditors' report.